Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone (215) 564-8000 Fax (215) 564-8120 www.stradley.com

Fabio Battaglia, III
FBattaglia@stradley.com
215.564.8077

April 26, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention: Ms. Samantha Brutlag

Re:	GPS Funds II (the "Trust")
File No. 333-170106 and 811-22486

Dear Ms. Brutlag:

This letter responds to a comment provided via telephone on April 24, 2018 regarding the Trust's responses to the comments you provided via telephone on February 26, 2018 and April 9, 2018 in respect of Post-Effective Amendment Nos. 25/28 (the "Amendment") to the Trust's registration statement, which were filed as correspondence with the U.S. Securities and Exchange Commission on April 20, 2018. Capitalized terms not defined herein shall have the meaning set forth in the Amendment.

1. Comment: It is the staff's position that a Fund's investments in pooled investment vehicles that would be investment companies pursuant to section 3 of the Investment Company Act of 1940, as amended (the "Act"), but for the exclusions in section 3(c)(1) or 3(c)(7) of the Act ( "private funds") should be characterized as illiquid and subject to the Fund's 15% limitation on illiquid investments. Please confirm that each Fund will treat investments in private funds as illiquid for purposes of the Fund's 15% limitation on illiquid investments in accordance with the staff's position.

Response:  In accordance with the staff's position, each Fund will treat investments in private funds as illiquid for purposes of the Fund's 15% limitation on illiquid investments.

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Please do not hesitate to contact me at (215) 564-8077 if you have any questions or wish to discuss the response presented above.
Respectfully submitted,

/s/ Fabio Battaglia
Fabio Battaglia

cc:           Carrie E. Hansen
Patrick Young